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December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Valerie Lithotomos and Lauren Hamilton

Re:	Barings BDC, Inc. Registration Statement on Form N-14 File No.: 333-260591

On behalf of Barings BDC, Inc., a Maryland corporation (the “Company” or “Barings BDC”), we hereby respond to oral comments conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on December 22, 2021 between Lauren Hamilton of the Staff and John Haggerty of Goodwin Procter llp relating to amendment no. 1 to the Company’s registration statement on Form N-14 filed with the Commission on December 13, 2021 (as amended, the “Registration Statement”) in connection with a proposed transaction involving the Company and Sierra Income Corporation (“Sierra”). Reference is made to the Company’s response letter, dated December 13, 2021 (the “Initial SEC Response Letter”) relating to the Company’s registration statement on Form N-14 filed with the Commission on October 29, 2021.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”) has been filed with the SEC concurrently herewith.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Pre-Effective Amendment No. 2.

Accounting Comments

General

1.	Please supplementally confirm for the Staff who the accounting survivor is following the Merger.

The Company supplementally confirms to the Staff that Barings BDC will be the accounting surviving entity following the Merger.

Division of Investment Management
December 23, 2021

Capitalization

2.
The Staff references the Company’s response to question 24 in the Initial SEC Response Letter. Please supplementally explain how the $2.1 million contribution by Sierra for personnel factored into the capitalization table.

The Company supplementally advises the Staff that the outstanding portion of the $2.1 million contribution by Sierra to Medley Capital for personnel is not factored into the capitalization table. Of the $2.1 million contribution, $0.7 million was expensed and paid by Sierra in September 2021 and, as a result, is reflected in Sierra’s retained earnings as of September 30, 2021. The remaining $1.4 million (the “Remaining Contribution”) is payable in the future, subject to certain conditions. Medley Capital personnel are not entitled to payments if they terminate their employment prior to the future payment dates, and, thus, the contingent payment obligation does not appear on Sierra’s balance sheet as of September 30, 2021 as a liability.  Accordingly, Barings BDC did not reflect Sierra’s contingent payment obligation in the capitalization table.

Comparative Fees and Expenses

3.
The Staff references the disclosure set forth under “Comparative Fees and Expenses” starting on page 33 of the Registration Statement. Please revise the disclosure to clarify that fees are expected to increase for Sierra stockholders after completion of the Merger.

The Company has added disclosure on page 13 of Pre-Effective Amendment No. 2 to explain how the proposed Merger will affect the fees and expenses that Sierra stockholders will pay as stockholders of Barings BDC following the Merger.

Accounting Treatment of the Merger

4.
The Staff references the disclosure set forth under “Accounting Treatment of the Merger” starting on page 112 of the Registration Statement. Please revise the disclosure to clarify the accounting treatment of the Credit Support Agreement.

The Company has revised the disclosure on page 113 of Pre-Effective Amendment No. 2 to clarify the accounting treatment of the Credit Support Agreement.

* * * * * * * *

Division of Investment Management
December 23, 2021

If you have any questions or would like further information concerning the Company’s responses included in this letter, please do not hesitate to contact me at (617) 570-1526.

Very truly yours,

/s/ John T. Haggerty
John T. Haggerty

cc:	Eric Lloyd, Barings BDC, Inc. Paul J. Delligatti, Goodwin Procter LLP Thomas J. LaFond, Goodwin Procter LLP